May 23, 2019

Qisen Zhang
Chief Financial Officer
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

       Re: Hexindai Inc.
           Form 20-F for Fiscal Year Ended March 31, 2018
           Response dated April 30, 2019
           Filed No. 001-38245

Dear Mr. Zhang:

       We have reviewed your April 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2018

Item 4. Information on the Company
Our Technology and Risk Management System, page 58

1. We have reviewed your response to comment one clarifying that you implemented stricter internal controls around the credit background investigations of your borrowers, which led to the significant decline in revenues. However, it is still unclear why the stricter internal controls you identified directly caused the attributed decline in revenues. In future filings, please revise your disclosures to address the following:

          Disclose a summary of information that you discovered through the stricter controls of the credit background of the borrowers on your platform. For example, disclose whether many of the borrowers on your platform were discovered to have subpar
 Qisen Zhang
Hexindai Inc.
May 23, 2019
Page 2
             credit ratings compared to previous assessments, were at risk of becoming delinquent or had multiple loans or other possible factors, and thus, were not allowed to participate on your platform;

             Disclose the specific thresholds you use to determine whether a borrower is qualified to participate on your platform. For example, disclose if you no longer allow borrowers having below a premium credit rating (e.g., an "A" rating) to participate on your platform. To the extent that you still have borrowers with a "C" rating or below, then explain how this reconciles with your implementation of stricter controls; and

             Disclose the exact number of borrowers that have applied for loans on your platform and were denied due to implementation of your stricter internal controls.
       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Robert Klein,
Staff Accountant at 202-551-3847 with any questions.



FirstName LastNameQisen Zhang                                 Sincerely,
Comapany NameHexindai Inc.
                                                              Division of
Corporation Finance
May 23, 2019 Page 2                                           Office of
Financial Services
FirstName LastName